`UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 14, 2008, Atlanta Gold Inc. issued a press release “Progress on Atlanta Gold Inc.’s New Strategic Focus” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   President and CEO

Date:  February 14, 2008.

NEWS RELEASE

February 14, 2008

Progress on Atlanta Gold Inc.’s New Strategic Focus

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) – announces that it has filed location notices on 37 contiguous placer claims at its Atlanta gold property (“Atlanta”) located 65 miles east of Boise, Idaho. These 37 claims overlie those of the 125 lode claims considered to have placer potential.

In a news release of January 18, 2008, the Company outlined its new strategic focus which included an 800 ton-per-day mining and gravity-flotation milling operation, and construction of a pilot plant with no cyanide circuit to commence in 2008. This addition of placer claims increases the potential of Atlanta and is an integral part of the Company’s plan to expand its land position.

Exploration results to date indicate that the Atlanta claims host gold and silver mineralization. 400,000 ounces of gold and 2,900,000 ounces of silver have been produced from Atlanta since 1864 at average grades in excess of 0.5 ounces (15.6 grams) up to and including 1935 and 0.4 ounces (12.4 grams) of gold per ton thereafter. As previously announced (see news release of July 23, 2007 available at www.sedar.com), Atlanta contains the following National Instrument 43-101 compliant Measured, Indicated, and Inferred resources:

GOLD AND SILVER RESOURCES
	Tons (000’s)	Gold Grade Ounces per Ton	Ounces of Gold (000’s)	Silver Grade Ounces per Ton	Ounces of Silver (000’s)
Measured	16,434	0.058	958	0.151	2,483
Indicated	10,513	0.049	510	0.100	1,049
Measured + Indicated	26,947	0.054	1,468	0.131	3,532
Inferred	14,928	0.043	635	0.089	1,322

Qualified Persons

The principal authors of the technical report which substantiates the above National Instrument 43-101 compliant resources are Mark E. Smith, P.E., G.E. (Idaho Registered Engineer #4960), Craig L. Parkinson, P.G. (Idaho Professional Geologist #811), and Krishna Sinha, Ph.D., P.E. (Utah Registered Engineer #27254), all of whom meet the requirements of independent Qualified Persons in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.

Surface and underground exploration programs in the spring and summer of 2008 will test the potential for both lode and placer gold mineralization. Trenching, soil and heavy mineral sampling programs will be conducted over a large area of the Atlanta claim holdings and all drill holes that intersect gravel will be tested for alluvial gold as well as lode gold.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com